Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

NEWHOLD INVESTMENT CORP.

I, Adam Deutsch, being the Chief Financial Officer of NewHold Investment Corp., a corporation existing under the laws of the State of Delaware (the “Corporation”), do hereby certify as follows:

First. The name of the Corporation is: NewHold Invetsment Corp.

Second. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware (the “Secretary”) on January 24, 2020 (the “Certificate of Incorporation”).

THIRD. An amendment to the Certificate of Incorporation of the Corporation was filed with the Secretary on February 19, 2020.

Third. The Certificate of Incorporation is hereby amended by striking Article FIFTH thereof in its entirety and substituting in lieu thereof a new Article FIFTH, which shall read in its entirety as follows:

“The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 51,000,000 shares, consisting of (a) 50,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), including (i) 45,000,000 shares of Class A Common Stock (the “Class A Common Stock”) and (ii) 5,000,000 shares of Class B Common Stock (the “Class B Common Stock”) and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”)..

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock.

(a) The Board of Directors is hereby expressly authorized to provide for the issuance of shares of Common Stock from time to time. The holders of shares of each class of Common Stock shall vote as a single class and each share shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(b) Class B Common Stock. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis (the “Conversion Ratio”) at the option of the holder.”

Fourth. This Certificate of Amendment of Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned affirms that the statements made herein are true under the penalties of perjury, this 28th day of February, 2020.

/s/ Adam Deutsch
Name: Adam Deutsch
Title: Chief Financial Officer

2